Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

March 29, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Equity Securities (ARES®) due June 28, 2018	March 24, 2017	A155
12.75% per annum Autocallable Yield Notes due March 29, 2018	March 24, 2017	F349
Knock-Out Notes due June 27, 2018	March 24, 2017	J681
Contingent Coupon Callable Yield Notes due March 29, 2019	March 24, 2017	J682
Contingent Coupon Callable Yield Notes due March 29, 2019	March 24, 2017	J683
Autocallable Securities due March 30, 2020	March 24, 2017	T989
18.75% per annum Contingent Coupon Autocallable Yield Notes due March 29, 2019	March 24, 2017	U2002
Auto-Callable Contingent Income Securities due September 28, 2017	March 24, 2017	U2004
Auto-Callable Contingent Income Securities due March	March 27, 2017	U2005

29, 2018
Auto-Callable Contingent Income Securities due March 27, 2020	March 24, 2017	U2006
Trigger Autocallable Contingent Yield Notes	March 24, 2017	U2009
Trigger Autocallable Contingent Yield Notes	March 24, 2017	U2010ABCD
7.00% per annum Contingent Coupon Buffered Callable Yield Notes due March 30, 2020	March 27, 2017	U2019